PETROBRAS DISTRIBUIDORA S.A.

02060368

GCF - 404 /2002

November 04,2002.

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549
U.S.A.

SUPPL

Re.: Submission of information pursuant to Rule 12g3-2(b) - under the Securities Exchange Act of 1934

File No. 82-4153

Dear Sirs,

Pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934, as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following documents:

Invitation and Proposal to the General Shareholders' Meeting to be held on November 13, 2002.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 55-21-3876-4072; Fax 55-21-3876-4974) - Rua General Canabarro nº 500 - 16º andar -Rio de Janeiro - RJ - 20271-905.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Very truly yours,

Carlos Rocha Velloso
Accounting Manager

SEC MAIL PROCESSING
RECEIVED
NOV 12 2002
WASH. D.C. 155 SECTION

AD/2/BR

7540-600-0694-4

PETROBRAS
DISTRIBUIDORA S.A.

PETROBRAS DISTRIBUIDORA S.A.
CNPJ/MF Nº 34.274.2333/0001-02

EXTRAORDINARY SHAREHOLDERS' MEETING

INVITATION NOTICE

The Board of Directors of **PETROBRAS DISTRIBUIDORA S.A.**, invites all shareholders to an Extraordinary Shareholders' Meeting to be held at 3:00 p.m. on November 13, 2002 at the Company's headquarters located at Rua General Canabarro, nº. 500 – 13th floor (Auditorium), Maracanã, Rio, to discuss the following topic:

- Modification of Paragraph 3, Article 4 of Petrobras Distribuidora S.A's bylaws to comply with the provisions of Law 10,303 of October 31, 2001;

Shareholders that wish to be represented in the aforementioned Shareholders' Meeting should submit their proxies to the *Gerência de Controle Financeiro, 12º andar, Rua General Canabarro, nº 500*, by 5:00 p.m. on November 12, 2002.

Rio de Janeiro, October 18, 2002

Pedro Pullen Parente
CHAIRMAN OF THE BOARD

PROPOSAL TO THE GENERAL SHAREHOLDERS' MEETING

Dear Shareholders,

We are submitting a proposal for decision by the Extraordinary General Meeting, to modify Paragraph 3, Article 4 of the Company's Bylaws to comply with the revisions made to Paragraph 1, Article 17 of Law 6,404 of December 15,1976, as amended in Law 10,303 of October 31, 2001.

The provision establishes that preferred shares "shall only be permitted to trade on the stock markets if they have at least one of the following pre-emptive rights or advantages:

> I – the right to a dividend corresponding to at least 25% (twenty-five per cent) of the net profit for the fiscal year, as calculated pursuant to Article 202, in accordance with the following criteria:
>
> a) priority in receiving dividends mentioned in this item corresponding to at least 3% (three per cent) of the equity value of the share; and
>
> b) the right to participate in the distributed profits under equal conditions with the common shares, once the latter have been assured of a dividend equal to the minimum priority dividend in accordance with sub-item a; or
>
> II – the right to receive a dividend for each preferred share, at least 10% (ten per cent) greater than the dividend attributed to each common share; or
>
> III – the preemptive right to be included in the public offering for the sale of a controlling stake under the conditions pursuant to Article 254-A, guaranteeing a dividend at least equal to that associated with common shares."

Petrobras Distribuidora S.A.'s Bylaws enumerate the preferred shareholders' advantages, establishing in Paragraph 3, Article 4, that *"the preferred shares shall enjoy the priority in the reimbursement of the capital and in the distribution of minimum dividends of 6%, calculated on that part of the capital stock represented by this type of share, participating*

under equal conditions with the common shares in capital increases pursuant to the annual restatement of the capital stock and to the incorporation of reserves and profits".

For the purposes of complying fully with the provisions of Law 10,303, the Company's Management is seeking approval from the Extraordinary General Meeting for the proposal to modify Paragraph 3, Article 4 of the Company's Bylaws to include the guarantee of minimum dividends of 3% (three per cent) of the equity value represented by preferred shares according to the following:

> ***"Article 4 ...***
>
> ***Paragraph 3 - The preferred shares shall have priority in the reimbursement of the capital and in the distribution of a minimum dividend of 6% (six per cent), based on the capital stock represented by this type of share, or of 3% (three per cent) of the equity value per share, whichever is the higher, participating, under equal conditions, in the increases in capital resulting from the incorporation of reserves and profits."***

The proposal maintains the current minimum dividend of 6% based on that part of the capital represented by this type of share but now includes the right to the dividend contemplated under the new law, of 3% (three per cent) of the equity value of the share, the dividend payment being affected in accordance to whichever value of the two is the higher.

Rio de Janeiro, November 13, 2002

The Management